FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes                No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

20 January 2023

HSBC HOLDINGS PLC
OUTCOME OF AUDIT TENDER PROCESS

Following the conclusion of a formal competitive audit tender process, the Board of HSBC Holdings plc (the Company) has approved the re-appointment of PricewaterhouseCoopers LLP as external auditor of the statutory audits of the Company for 2025 and beyond. The audit tender process considered both large and challenger audit firms, and was led by the Group Audit Committee.

As a UK public interest entity, we are required to tender our audit every 10 years and rotate every 20 years. We disclosed in our 2021 Annual Report & Accounts the intention to commence an audit tender, given PricewaterhouseCoopers LLP were initially appointed for the audit of the 2015 Annual Report & Accounts.

Further details of the audit tender process and evaluation criteria will be included in our 2022 Annual Report & Accounts, which is due to be published on 21 February 2023. This appointment is subject to shareholder approval at the Company's 2024 Annual General Meeting.

Investor enquiries to:
Richard O'Connor                      +44 (0)20 7991 6590      investorrelations@hsbc.com

Media enquiries to:
Kirsten Smart                            +44 7725 733 311          pressoffice@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 63 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,992bn at 30 September 2022, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 20 January 2023